Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:11 17-May-07
Number	8140W
  RNS Number: 8140W
Wolseley PLC
17 May 2007
Wolseley plc announces that the following transactions over ordinary shares of 25 pence each in the capital of the Company have taken place as follows:
(a) Share disposal
On 16 May 2007, Mr L J Stoddard, Chief Operations Officer of Wolseley plc and a person discharging managerial responsibility (‘PDMR’), sold a total of 4,500 ordinary shares at 1289p per share. As a result of this transaction, Mr Stoddard now holds 46,600 ordinary shares of 25p each in the capital of the Company.
(b) The Wolseley Employee Share Purchase Plan 2001 (the ‘ESPP’)
Following the maturity of their savings contracts, ordinary shares of 25p each (granted under the ESPP in April 2006 at an option price of 1236 pence) have today been allotted to the under-noted directors/PDMRs. These shares will be delivered in the form of American Depository Shares (each representing one ordinary share in the capital of Wolseley plc):

Name	Shares
F N Hord	196 ordinary shares / ADRs
C A S Hornsby	196 ordinary shares / ADRs
F W Roach	196 ordinary shares / ADRs
L J Stoddard	196 ordinary shares / ADRs
The beneficial holdings for each of the directors/PDMRs have been respectively increased as a result of these allotments.
For further information please contact:
Wolseley plc
0118 929 8700
Mark J White — Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
ENDS
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